THE ALKALINE WATER COMPANY INC.
7730 E. Greenway Road Ste. 203
Scottsdale, AZ 85260
Tel: 480.656.2423

March 28, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed March 12, 2014
File No. 333-192599

     We write in response to your letter of March 26, 2014 to Steven Nickolas, President, Chief Executive Officer and director of the Company, with respect to Amendment No. 3 to Registration Statement on Form S-1 filed by the Company on March 12, 2014. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of March 26, 2014.

Management’s discussion and Analysis of Financial Condition and Results of Operations, page 52

Results of Operations, page 53

Expenses, page 54

1.

We note your discussion of the operating expenses for the three and nine months ended December 31, 2013. More specifically, we note that a large majority of your operating expenses are classified as general and administrative in nature. With a view towards transparency, please revise your filing to provide more insight into the reason(s) why these expenses incurred so dramatically as compared to the prior year so as to provide an analysis that allows the reader to better understand your business through the eyes of management. We remind you that the principal objectives of MD&A include providing readers with a view of the company. To do this, companies should include a discussion of the key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company. See Section III.B of SEC Release No. 33-8350 and Part III.A of SEC Release No. 33-6835.

We revised our discussion of the operating expenses to address this comment.

Financial Statements for the Nine Month Period Ended December 31, 2013 . . . page 41

Consolidated Balance Sheets, page 41

2.	Please disclose the redemption amount associated with the redeemable convertible preferred stock on the face of the balance sheet. Refer to paragraph 17(b) of Rule 5-02 of Regulation S-X.

We revised the balance sheet to disclose the redemption amount.

We filed the Amendment No. 4 to Registration Statement on Form S-1 and the Amendment No. 1 to Quarterly Report on Form 10-Q to address the above comments.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Steven Nickolas
Steven Nickolas
President, Chief Executive Officer and Director